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                                                            Exhibit 23(b)


The Board of Directors
Applied Innovation Inc.


We consent to incorporation by reference in this registration statement filed on or about August 28, 2001 on Form S-8 of Applied Innovation Inc. of our reports dated February 2, 2001, relating to the consolidated balance sheets of Applied Innovation Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and related schedule, which reports appear in the December 31, 2000 annual report on Form 10-K of Applied Innovation Inc.

/s/ KPMG LLP
KPMG LLP

Columbus, Ohio
August 28, 2001